UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                November 16, 2009

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL LAUNCHES GLOBAL BRAND TO REFLECT AND REINFORCE ITS LEADING POSITION
IN HEALTHCARE INNOVATION

LEIDEN, THE NETHERLANDS (NOVEMBER 16, 2009) - Global biopharmaceutical company Crucell N.V. (Euronext, Nasdaq: CRXL; Swiss Exchange: CRX) today announced the launch of the global Crucell brand, a consistent identity for its worldwide activities and products. The rebranding is designed to promote recognition of the Crucell name and what it stands for: bringing meaningful innovation to global health, with a focus on combating infectious diseases. The establishment of a strong global brand will significantly support this mission.

Today's launch is a major landmark in Crucell's strategy to build a new global organization out of three companies with a common passion for healthcare innovation. This ambitious development started in 2006, when Crucell-then a Dutch company known for its breakthrough technologies-acquired the vaccine companies Berna Biotech of Switzerland, SBL Vaccines of Sweden and Berna Products Corporation in the US. An intensive period of integration has resulted in a resilient and flexible organization geared for optimal performance and sustainable growth.


Crucell's Chief Executive Officer Ronald Brus said:

"I am proud to announce the launch of the global Crucell brand, which reflects and reinforces our position as a world leader in healthcare innovation. Over the past few years we have worked very hard to integrate the historically different organizations making up today's Crucell. We focus on capturing synergies, streamlining operations and building on our common values. Today's announcement is an important milestone in this development. We are ready for the next leap forward, as a strongly unified force in the global healthcare arena."

Under the global branding program launched today, the use of the brand names Berna Biotech, SBL Vaccines and Berna Products Corporation on product packages, brochures, advertisements and other communications will be gradually phased out. All Crucell's marketing, sales and communication materials will be given a consistent look and branded with the Crucell logo. The eye-shaped logo symbolizes Crucell's vision as a company founded on innovation, continuously seeking for solutions to global health threats.

The transition to the global Crucell brand will be formalized at the legal level, resulting in new statutory names for a number of Crucell companies. These changes will not have implications for existing contracts and agreements.


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6(R) production technology. The Company licenses its PER.C6(R) technology and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, Sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Argentina, China, Italy, Korea, Spain, Sweden, Switzerland, UK and the USA. The Company employs over 1200 people. For more information, please visit www.crucell.com.


FORWARD-LOOKING  STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the US Securities and Exchange Commission on April 22, 2009, in the section entitled 'Risk Factors'. The Company prepares its financial statements under International Financial Reporting Standards
(IFRS).

FOR FURTHER INFORMATION PLEASE CONTACT:
Crucell N.V.
Oya Yavuz
Vice President
Corporate Communications & Investor Relations
Tel. +31 (0)71 519 7064
ir@crucell.com
www.crucell.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

    November 16, 2009                               /s/ OYA YAVUZ
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        (Date)                                      Oya Yavuz
                                          Director of Investor Relations